Penn Series Funds, Inc.

600 Dresher Road

Horsham, PA 19044

Steve Viola

215-956-8129 | viola.steven@pennmutual.com

October 10, 2023

BY EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Mr. John Kernan

Re:	Penn Series Funds, Inc. – Annual Report to Shareholders;
File No. 811-03459

Dear Mr. Kernan:

Thank you for your telephonic comments received on August 1, 2023 in connection with the Staff’s periodic review pursuant to Section 408 of the Sarbanes-Oxley Act of certain filings, including the Annual Report and Form N-CSR filing for the fiscal year ended December 31, 2022, filed with the U.S. Securities and Exchange Commission (the “Commission”) by Penn Series Funds, Inc. (the “Registrant”) and its series (each, a “Fund” and collectively, the“Funds”). This letter sets forth below each of the Staff’s comments followed by the Registrant’s response to each comment. Any changes to disclosure will be made in the next regularly scheduled and appropriate filing, unless otherwise noted below. All capitalized terms referenced herein and not defined have the same meanings as disclosed in the Registrant’s registration statement.

1.

Comment. The Staff notes that Item B.22. of the Registrant’s Form N-CEN for the fiscal year ended December 31, 2022 (the “Reporting Period”) discloses that the Emerging Markets Equity Fund experienced a NAV error during the Reporting Period. The Fund’s financial statements for the same period, however, do not include corresponding disclosure. Please describe the nature and circumstances of the error, associated internal controls, any mitigating actions, the implications of the error, and amounts reimbursed, if any. In addition, if amounts were reimbursed in connection with the NAV error, please explain, citing applicable GAAP, Regulation S-X, or other relevant accounting guidance, why such amounts were not disclosed in the Fund’s financial statements.

Response. The NAV errors referenced in the Registrant’s Form N-CEN with respect to the Emerging Markets Equity Fund were the result of incorrect India capital gains tax calculations. The Bank of New York Mellon (“BNY”), who provides administrative and accounting services to the Registrant, outsources capital gains tax reporting services of Indian securities to a third party accounting firm that bases its calculations on information provided by BNY. As a result of a change in the format of the data being transferred between BNY and the accounting firm, the India capital gains tax calculations were incorrectly applied. Following the identification of the issue, BNY and the accounting firm performed a review

Mr. John Kernan

October 10, 2023

and recalculated the capital gains tax accrual for the period in question and the resultant corrected NAVs. This error resulted in understated NAVs being reported for the Fund from May 26, 2022 – August 19, 2022.

The NAVs for the Fund from the period May 26, 2022 through June 3, 2022 were understated but the error was not large enough to require reprocessing of Fund share activity under the Fund’s policies. The Fund had net redemptions for this period, and therefore the error for this period caused a slight gain to the Fund, and no reimbursement to the Fund was required. From June 6, 2022 through August 19, 2022, the understatement of the NAV ranged from $0.07-$0.13 per share, and the Fund also had net redemptions on each business day during the period excluding two days. Under the Fund’s policies, all Fund share activity for this time period was reprocessed at the revised NAVs on September 3, 2022. Again, the reprocessing of the share transactions did not result in any loss to the Fund requiring reimbursement. Because the Funds are offered through variable insurance products, the underlying accumulation unit values for the variable products were also corrected and reprocessed by Penn Mutual, and Penn Mutual reimbursed contractholders for any losses experienced from the variable products as a result of the error.

Because the share transactions were reprocessed with the corrected NAVs, the financial statements reflect the accurate NAVs, and no additional disclosures were required relating to the NAV error in the financial statements.

BNY and the accounting firm conducted reviews of the controls and procedures in place to prevent these types of errors. The accounting firm has added additional automated controls to ensure the accuracy of the data points used in the capital gains calculations. BNY has also added additional controls and reconciliations to identify potential errors, and will verify data with the accounting firm if there are certain triggers.

2.

Comment. Please explain to the Staff whether the Funds’ audit fees are accrued in a manner that is consistent with the terms of the Funds’ auditor engagement arrangement. In addition, describe to the Staff the allocation methodology used to allocate the audit fees among the Funds. The Staff notes that 11 out of the Registrant’s 29 Funds accrued between approximately $5,000 and $9,000 in professional fees for the Reporting Period while other of the remaining Funds accrued substantially more in professional fees, including the Flexibly Managed Fund, which accrued approximately $500,000 in professional fees during the Reporting Period. The Staff also notes that, per disclosure included in Item 4 of Form N-CSR filed March 3, 2023, aggregate audit fees billed for the fiscal year ended December 31, 2022 amounted to $536,000 for all funds in the Trust, averaging $18,483 per Fund.

Response. The Registrant confirms that audit fees are being accrued in accordance with the terms of the audit engagement agreement. The Registrant notes that the professional fees identified by the Staff include both audit fees as well as fees for other professional services, such as legal fees. The audit fees for the Funds are allocated based on a Fund’s weighted average net assets. Therefore, the reason for the disparity in professional fees reported by the Flexibly Managed Fund compared with other Funds in the complex is due to the Flexibly Managed Fund’s large asset size compared to the other Funds in the complex.

3.

Comment. The Staff notes that the Statement of Operations for the Flexibly Managed Fund reflects that it accrued almost $4.4 million in shareholder servicing fees for the Reporting Period. According to Note 3 to the Fund’s Financial Statements, the shareholder servicing fees are paid to The Penn Mutual Life Insurance Company (“Penn Mutual”) pursuant to a

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October 10, 2023

shareholder servicing agreement, dated January 1, 2016 (the “Service Agreement”). Section 3 of the Service Agreement describes recordkeeping and sub-transfer agency services that would otherwise, if the accounts were held directly, be provided by the Funds or the Funds’ transfer agent. Please describe the process in place or information considered by the Registrant’s Board of Directors to assist it in evaluating whether any portion of the shareholder services fees paid to Penn Mutual are being used to pay, either directly or indirectly, for distribution and more generally, the reasonableness of such fees. In your response, please provide a comparison of the equivalent per account/sub-account fee (expressed in U.S. dollars) charged by Penn Mutual to the per account fee (also expressed in U.S. dollars) for fund direct and omnibus accounts charged by BNY Mellon pursuant to the Transfer Agency Agreement.

Response. The Funds primarily offer their shares to Penn Mutual and its subsidiary, The Penn Insurance and Annuity Company (“PIA”), for separate accounts they establish to fund variable contracts. Penn Mutual or PIA purchases or redeems shares of the Funds based on, among other things, the amount of net premium payments allocated to the investment option selected by the policy holder or contract owner. The Funds do not currently offer their shares to unaffiliated insurance companies and have not adopted a Rule 12b-1 plan with respect to distributing shares of the Funds. The variable contracts offered by Penn Mutual and PIA charge separate fees and expenses that cover the mortality and expense risk, administration and sales and marketing fees under those contracts.

Because the Funds offer their shares through Penn Mutual and certain PIA variable products, the outstanding shares of each of the Funds are owned by separate accounts maintained by Penn Mutual and PIA, the Penn Series Balanced Fund and the Penn Series LifeStyle Funds (which are Funds structured as fund-of-funds), the Penn Mutual general account, and certain qualified pension plans. BNY Mellon Investment Servicing (US) Inc. (“BNYM”) has been engaged to serve as the transfer agent of the Funds under a Transfer Agency Agreement dated January 1, 2016. For these services, BNYM receives a fee of $1,000 per fund, which totaled $29,000 for the Trust for the last fiscal year. Under the Transfer Agency Agreement, BNYM provides certain services on an ongoing basis, including accepting, effecting and posting share purchases and redemptions; direct payment processing for wire transfers; issuing shares in payment of dividends and distributions; and maintaining required fund share account records for the Funds. While these services are fairly standard for a transfer agent, these services are being provided with respect to the limited number of large institutional shareholders previously described. BNYM has no contact with variable product contract owners or the underlying investors (“beneficial owners”) and their accumulation units, and only performs the limited work relating to a transfer agent with respect to Fund shares.

By contrast, under the Service Agreement with Penn Mutual, Penn Mutual provides services to beneficial owners and engages in a wide variety of servicing activities that are not covered under the BNYM Transfer Agency Agreement. Under Section 3 of the Service Agreement, Penn Mutual provides the following services for contract owners, among other services: (i) establish and maintain records for each contract owner; (ii) implement policies and procedures for anti-money laundering and customer identification; (iii) distribute prospectuses, proxy materials and shareholder reports to contract owners; (iv) prepare and transmit confirmations and account statements to contract owners; (v) maintain an internet site for the posting of the Funds’ regulatory documents; and (vi) provide a toll-free phone number for contract owners who have inquiries. For the services provided under the Service Agreement, Penn Mutual receives a fee at an annual rate of 0.09% of the average daily net

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October 10, 2023

assets of each Fund. As such, the shareholder servicing fee for a larger fund, such as the Flexibly Managed Fund, which has over $4.5 billion in assets under management, would be in the range noted of $4.4 million.

We respectfully have declined to provide a per account comparison of the fees charged by Penn Mutual for sub-accounts and those charged by BNYM. We believe the result of such a comparison would be unhelpful, given that BNYM is processing accounts for a limited number of large institutional shareholders while Penn Mutual is providing more extensive services to a larger number of underlying investors or beneficial owners.

The Board of the Registrant (including the independent Board members) review and approve the continuation of the Service Agreement with Penn Mutual at least annually as part of their overall review of the Funds’ investment advisory agreements under Section 15(c) of the Investment Company Act of 1940. As part of the consideration of renewal process, and in conjunction with other material provided for consideration, the Board receives a comparison of each Fund’s contractual management fee, non-12b-1 service fees, and overall fees and expenses versus other funds offered to variable contracts. Note that the peer funds considered for the comparative analysis are selected by an independent data provider. We believe these comparisons against other funds marketed in the variable contract market place are more appropriate than comparing fees to BNYM, which does not provide the same level of services. Based on, among other things, this review and comparison of the service fee compared to other peer funds selected by an independent data provider, the Board renewed the Service Agreement with Penn Mutual for another year.

4.

Comment. The Staff notes that the Money Market Fund’s Statement of Operations and Note 3 to the Fund’s Financial Statements reflect that PMAM recaptured approximately $1 million in previously-waived advisory fees and that PMAM and Penn Mutual recaptured approximately $500,000 in previously waived advisory and administrative fees. The Staff further notes that Note 3 states that such reimbursement payments by a Fund to PMAM and Penn Mutual are considered “extraordinary expenses” and therefore excluded from the expense waiver arrangement. Please explain to the Staff why such recapture expenses constitute “extraordinary expenses” as such term is defined in Instruction 2(a)(ii) of Item 27(d) of Form N-1A. In addition, please explain why their omission from the Fund’s fee table in the Prospectus is consistent with Instruction 3(c)(i) of Item 3 of Form N-1A. Please also confirm that the amounts recaptured were reported to the Registrant’s Board of Directors.

Response. PMAM and Penn Mutual have contractually agreed to waive fees or reimburse expenses to the extent the Money Market Fund’s total expense ratio (excluding nonrecurring account fees, fees on portfolio transactions, such as exchange fees, dividends and interest on securities sold short, acquired fund fees and expenses, service fees, interest, taxes, brokerage commissions, other capitalized expenses and other non-routine expenses or extraordinary expenses not incurred in the ordinary course of the Fund’s business, but including investment advisory and administrative and corporate services fees) exceeds 0.64% for the Money Market Fund (the “Expense Limit”).

In addition to this contractual Expense Limit, PMAM and Penn Mutual entered into an agreement whereby PMAM and Penn Mutual may temporarily and voluntarily waive fees and/or reimburse expenses in excess of the Expense Limit in an effort to maintain a minimum net distribution yield for the Money Market Fund. Under an Amended and Restated Expense Reimbursement Agreement dated May 1, 2023 (the “Reimbursement Agreement”), the Money Market Fund has agreed that PMAM and Penn Mutual may, subject to certain

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October 10, 2023

minimum yield criteria, as well as a prospective three-year reimbursement period, recapture from the Money Market Fund any fees or expenses waived and/or reimbursed under this arrangement.

More specifically, the Money Market Fund has agreed to reimburse PMAM and Penn Mutual for the dollar amount of any fee waivers and/or expense reimbursements borne in excess of waivers and/or reimbursements that are necessary to maintain the Expense Limit in effect at the time of such waivers or expense reimbursements, provided that: (a) the Fund is not obligated to reimburse any such fee waivers and/or expense reimbursements more than three years after the end of the fiscal year of the Fund in which the fee waivers and/or expense reimbursements were borne by PMAM and/or Penn Mutual; and (b) the Fund will not pay reimbursements to PMAM and/or Penn Mutual to the extent such payments would cause the Fund’s net yield to fall below the Fund’s highest previously determined Minimum Yield. The Reimbursement Agreement further provides that the Fund’s reimbursement to PMAM and/or Penn Mutual will be deemed an “extraordinary expense” of the Fund and, therefore, excluded from the Expense Limit in effect at the time of such reimbursement (since the Expense Limit excludes extraordinary expenses).

We note that this arrangement involves two separate waiver agreements. One waiver agreement is contractual and applies an overall “Expense Limit” as described above. The other waiver is voluntary and discretionary and designed to maintain a certain minimum yield for the Money Market Fund. The purpose of the statement that any recoupment under the Reimbursement Agreement will be deemed an “extraordinary expense” was to separately treat the two waiver and reimbursement arrangements. Thus, if PMAM and Penn Mutual recoup fees under the terms of the Reimbursement Agreement, these fees will be subject to the requirements and limitations of the Reimbursement Agreement, but will not also be treated as subject to the Expense Limit. To subject this recoupment to the Expense Limit under a separate waiver agreement would unduly restrict PMAM and Penn Mutual’s ability to recoup fees under the separate Reimbursement Agreement, which is already subject to the minimum yield limitation described above. PMAM confirms that the applicable recoupments met all requirements of the Reimbursement Agreement and were reported to the Registrant’s Board of Directors.

We understand that the Notes to Financial Statements appear to imply that these recouped fees are being treated as “extraordinary expenses.” The Reimbursement Agreement referred to these amounts as “extraordinary expenses” in order to exclude them from the contractual Expense Limit as described above. However, these recouped fees are not being treated as “extraordinary expenses” as an accounting matter. These expenses were included in “Other expenses” in the Money Market Fund’s Prospectus fee table as required by “ADI 2019-09 – Performance and Fee Issues.”

PMAM and Penn Mutual will amend the Reimbursement Agreement and the disclosure in the Notes to Financial Statements for the next annual report in order to remove reference to the treatment of these recouped fees as “extraordinary expenses” and to clarify that the recoupment under the Reimbursement Agreement is treated separately from the contractual agreement related to the Expense Limit.

*  *  *  *

Mr. John Kernan

October 10, 2023

If you have any additional questions or comments, please do not hesitate to contact me at 215.956.8129 or Elizabeth Belanger at Morgan, Lewis & Bockius LLP, the Registrant’s fund counsel, at 212.309.6353.

 Sincerely,

 /s/ Steve Viola

 Steve Viola

 Treasurer, Penn Series Funds, Inc.

cc:	Victoria Robinson, Chief Compliance Officer, Penn Series Funds, Inc.
Elizabeth Belanger, Esq.